FOR IMMEDIATE RELEASE                  Contact:      Guy T. Marcus
January 23, 1996                                     Vice President-Inv. Rel.
                                                     (214) 978-2691

              HALLIBURTON COMPLETES SPIN-OFF OF HIGHLANDS INSURANCE

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Highlands Insurance Group, Inc. (NYSE:HIC) today jointly announced the completion of a tax-free distribution of all of the shares of Highlands to Halliburton Company's shareholders of record on January 4, 1996.

     Highlands Insurance Group, Inc. is a regional insurance holding company that, through Highlands Insurance Company and its other insurance subsidiaries, is primarily engaged in the property and casualty insurance business.
Previously, Highlands was a wholly owned subsidiary of Halliburton. The distribution ratio was one share of Highlands common stock for each ten shares of Halliburton outstanding at the close of business on the January 4, 1996 record date. Highlands common stock is now listed on the New York Stock Exchange and trades with the ticker symbol of "HIC".

     Immediately upon the distribution of all of the Highlands common stock to Halliburton stockholders, Highlands issued $62.85 million of 10% convertible subordinated debentures due December 31, 2005, together with common stock subscription warrants, to Insurance Partners, L.P. and members of the Highlands

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management team.  Proceeds from the issuance of the debentures and warrants will be used by Highlands for working capital and general corporate purposes, additions to the surplus of certain subsidiaries, and transaction fees for the issuance of the debentures and warrants.

     Richard M. Haverland, who is a partner of Insurance Partners, has been named president, chairman and chief executive officer of Highlands. Mr. Haverland, 54, has worked the last 25 years in the insurance industry, including serving as president and chief operating officer of the Progressive Corporation (1970- 1983), executive vice president of Great American Insurance Company (1984-1991), and executive vice president of American Premier Underwriters, Inc. (1991-1994).

     The spin-off of Highlands completes Halliburton's exit from the insurance business. Halliburton sold its life insurance and health care cost management subsidiaries in 1988 and 1992, respectively. Halliburton will now focus its entire management and financial resources on its two core business segments, oil field services and engineering and construction.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

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FOR IMMEDIATE RELEASE                  Contact:      Guy T. Marcus
January 23, 1996                                     Vice President-Inv. Rel.
                                                     (214) 978-2691

            HALLIBURTON IMPROVEMENT CONTINUES IN 1995 FOURTH QUARTER

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today reported 1995 fourth quarter net income of $71.9 million ($.63 per share), reflecting a continuation of improved earnings by the company's two core business segments -- Energy Services and Engineering and Construction Services.

     In the 1994 fourth quarter Halliburton's net income was $127.5 million ($1.12 per share), which included a $64.3 million ($.56 per share)after tax gain on the sale of a business unit. Excluding the gain on sale and the results of discontinued insurance operations, 1995 fourth quarter earnings per share increased by 24 percent compared to the year earlier period.

     For the 1995 full year, Halliburton's net income was $168.3 million ($1.47 per share) including a $65.5 million loss ($.57 per share) recognized for the discontinued insurance business operations which have been spun-off to Halliburton shareholders. Excluding the impact of discontinued operations in 1994 and 1995 and the 1994 gain on the sale of a business unit, Halliburton's 1995 earnings of $2.04 per share more than doubled 1994 earnings of $.95 per share.

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     The Energy Services  business  segment's 1995 fourth quarter  revenues were
$741.8 million, an increase of 11 percent compared to the year earlier period. During the same time frame the worldwide rotary rig count declined by five percent. Halliburton Energy Services' strong 1995 fourth quarter revenue growth was driven by a 20 percent revenue increase from international business operations compared to the 1994 quarter.

     Energy Services' operating income reached $102.2 million in the 1995 fourth quarter, a six percent increase compared to $96.6 million earned in the 1994 quarter. Operating income in 1994 benefitted from businesses that were sold and not included in 1995 results. Improved 1995 profitability is attributable primarily to higher revenues, but was partially offset by increased expenses to commercialize new technologies.

     The Engineering and Construction business segment's 1995 fourth quarter revenues were $795.6 million, down two percent compared to 1994. The decline is largely attributable to a reduction of North Sea related business activity. Operating income was $22.8 million for the 1995 fourth quarter, an increase of seven percent compared to the 1994 quarter.

     Dick Cheney, chairman of the board and chief executive officer of Halliburton Company, said, "Financial results for 1995 give a clear indication that the company's cost reduction, technology and growth strategies have

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contributed strongly to improved  performance.  However,  1996 is a new year and our objective is to build upon the successes of last year.

     "Currently, the fastest growing petroleum industry markets are outside the United States and Halliburton is now benefitting from refocusing its resources on these growing markets. Halliburton Energy Services generated 61 percent of its revenues in 1995 from international markets compared to 56 percent a year earlier, while Brown & Root's international engineering and construction business increased to 44 percent of revenues from 37 percent in 1994.

     "Our petroleum  industry  customers are increasingly  optimistic about 1996
and  Halliburton   will  remain  alert  to  capitalize  on  new  challenges  and opportunities as they appear."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

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

                              HALLIBURTON COMPANY

                           Quarter Ended     Twelve Months Ended
                            December 31          December 31
                        -------------------  -------------------
                          1995      1994       1995      1994
                        --------- ---------  --------- ---------
                          Millions of dollars except per share data
Revenues
 Energy services        $  741.8  $  666.6   $2,623.4  $2,514.0
 Engineering and
  construction services    795.6     811.1    3,075.3   2,996.2
                        --------- ---------  --------- ---------
  Total revenues        $1,537.4  $1,477.7   $5,698.7  $5,510.2
                        ========= =========  ========= =========
Operating income
 Energy services        $  102.2  $   96.6   $  313.7  $  191.8
 Engineering and
  construction services     22.8      21.4      103.0      67.2
 General corporate
  expenses                 (11.6)     (5.3)     (33.5)    (22.9)
                        --------- ---------  --------- ---------
  Total operating income   113.4     112.7      383.2     236.1

Interest expense            (6.1)    (13.5)     (46.2)    (47.1)
Interest income              3.6       7.7       27.8      16.1
Foreign currency gains
 (losses)                    0.9      (0.8)       1.5     (16.0)
Gain on sale of
 compression                   -     102.0          -     102.0
Other nonoperating, net     (0.2)        -        0.3       0.4
                        --------- ---------  --------- ---------
Income from continuing operations
 before income taxes and
 minority interest         111.6     208.1      366.6     291.5

Provision for income
 taxes                     (39.8)    (85.7)    (131.9)   (119.0)
Minority interest            0.1      (0.2)      (0.9)     (0.2)
                        --------- ---------  --------- ---------
Income from continuing
  operations                71.9     122.2      233.8     172.3

Income (loss) from
 discontinued operations,
 net of income taxes           -       5.3      (65.5)      5.5
                        --------- ---------  --------- ---------
Net income              $   71.9  $  127.5   $  168.3  $  177.8
                        ========= =========  ========= =========

Income (loss) per share*:
 Continuing operations  $   0.63  $   1.07   $   2.04  $   1.51
 Discontinued operations       -      0.05      (0.57)     0.05
 Net income                 0.63      1.12       1.47      1.56

Average common and
 common share equivalents
 outstanding               114.9     114.2      114.5     114.2

* Per share amounts are based upon average number of common and common share equivalents outstanding.

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